Mail Stop 4561

January 26, 2009

Albert G. Lowenthal
Chief Executive Officer
Oppenheimer Holdings, Inc.
P.O. Box 2015, Suite 1110
Toronto, Canada M4R 1K8

>   **Re: Oppenheimer Holdings, Inc.**
>   **Form 10-K for the Year ended December 31, 2007**
>   **Form 10-Q for the Quarters ended March 31, 2008, June 30, 2008, and**
>   **September 30, 2008**
>   **File No. 001-12043**

Dear Mr. Lowenthal:

We have reviewed your response letter dated December 18, 2008, and have the following additional comment.

Form 10-Q for the quarter ended June 30, 2008

Credit Concentrations, page 19

1.   We have read and considered your response to comment eight. Please confirm that in future filings you will explain how the excess retention exposure is determined and recognized within your financial statements as you have indicated in your response. The disclosure should be expanded to clarify that mark-to-market is determined based on the fair value of the underlying loan commitment.

2.   Please clarify whether the company has loan commitments in addition to those related to its Loan Syndications through the Debt Capital Markets business acquired from CIBC, and if so clarify how those commitments are accounted for.

*   *   *   *

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please file your responses on EDGAR. Please

Albert G. Lowenthal
Oppenheimer Holdings, Inc.
January 26, 2009
Page 2

understand that we may have additional comments after reviewing your responses to our comment.

You may contact Yolanda Crittendon, Staff Accountant, at (202) 551-3472 or me at (202) 551-3498 if you have any other questions.

Sincerely,

Linda VanDoorn
Senior Assistant Chief Accountant